Exhibit 12.1

ADVANCED CELL TECHNOLOGY, INC.

Computation of Ratios of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2013	2012	2011	2010	2009	2008
EARNINGS:
Losses before taxes	$(5,764)	$(21,138)	$(21,110)	$(32,328)	$(10,822)	$(18,954)

FIXED CHARGES:
Interest Expense	$524	$1,104	$1,510	$11,726	$9,191	$26,615
Finance Costs	293	3,672	60,834	4,332	1,705	806
Total Fixed Charges	$817	$4,776	$62,345	$16,058	$10,896	$27,421

Deficiency of Earnings to Cover Fixed Charges	$(6,581)	$(25,914)	$(83,455)	$(48,387)	$(21,719)	$(46,375)